NOVA LIFESTYLE, INC.

August 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention: Pamela Long, Assistant Director

Re:	Nova Lifestyle, Inc.
Registration Statement on Form S-3
File No. 333-219263
Form 10-K for the Fiscal Year Ended Dec. 31, 2016
Filed April 14, 2017
File No. 001-36259

Dear Ms. Long:

Nova LifeStyle, Inc. (“Nova LifeStyle” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated August 8, 2017 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein.  For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

Form S-3

The Company, page 1

1.          Please revise to clarify, if true, that you do not intend to incorporate your website and its contents into your prospectus.

Response:

The Company intends to revise the Form S-3 to clarify that it does not intend to incorporate its website and its website’s contents into the prospectus.

Exhibit Index, page 18

2.          Please file the form of underwriting agreement, warrant agreement, form of unit agreement and form of pledge agreement prior to effectiveness of the registration statement.

Response:

The Company intends to revise the Form S-3 to change the asterisk applying to the form of underwriting agreement, warrant agreement, form of unit agreement and form of pledge agreement to language substantially similar to the following:

*	To be filed by amendment or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended and incorporated herein by reference.

3.          We note your reference to a Form of Indenture filed as Exhibit 4.2 in the exhibit index, while disclosure in the first paragraph in the Description of Debt Securities section on page 7 appears to contemplate separate senior and subordinated indentures. Please file the forms of the senior and subordinated indentures as separate exhibits to the registration statement prior to effectiveness in order to qualify these indentures, as required by Section 309(a)(1) of the Trust Indenture Act of 1939. For additional guidance, refer also to our Trust Indenture Act C&DIs Question 201.02.

Response:

The Company intends to revise the Form S-3 to remove debt securities from the securities of the Company being registered therein, which will eliminate the requirement to file forms of indentures.

4.          Please list a statement of eligibility of trustee for each of the indentures as an Exhibit 25 to your registration statement. See Item 601(b)(25) of Regulation S-K. If you wish to designate the trustees on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, please indicate that you will separately the Form T-1 under the electronic form type “305B2” in the notes to the index, and also include the undertaking required by Item 512(j) of Regulation S-K. For further guidance, please refer to Trust Indenture Act of 1939 C&DIs Questions 206.01 and 220.01.

Response:

The Company intends to revise the Form S-3 to remove debt securities from the securities of the Company being registered therein, which eliminate the requirement to list statements of eligibility of trustee for indentures.

Legal Opinion, Exhibit 5.1

5.          We note that the legal opinion is limited to the laws of the state of Nevada. Please confirm that your forms of warrant agreement and unit agreement will be governed by the laws of the State of Nevada. If governed by any other state, the opinion should be revised to include the laws of such state.

Response:

As discussed in the Company’s response to Question 2 above, the Company intends to file the forms of warrant and unit agreements by amendment to the Form S-3 or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, for incorporation into the Form S-3 by reference.  The Company will also file a legal opinion covering matters relating to the legality of the issuance and sale of shares of common stock of the Company or the warrants and the shares of common stock issuable upon exercise of the warrants in the offering under applicable agreements at such time.

Form 10-K for Fiscal Year Ended December 31, 2016

General

6.          Where a comment on the Form 10-K also may apply to the Form S-3 filed July 13, 2017, please amend the Form S-3 to so address.

Response:

The Company will amend the Form S-3 to address the comments on the Form 10-K if applicable.

Management’s Discussion and Analysis, page 21

Results of Operations, page 27

7.          In your analysis of net sales, you state that North American sales decreased 23% to $58.20 million for the year ended December 31, 2016, compared to $75.45 million in 2015, as you “aggressively changed our product mix and our sales and marketing strategies with the aim of diversifying sales. We sold high quality products while offering discounts during our promotion period, which lasted throughout the second and third quarter of 2016. We continued to increase marketing efforts in the U.S. markets while maintaining our marketing efforts and existing customer base in Europe.” Please address the following:

•
It appears the change in product mix and your sales and marketing strategies did not have a favorable impact on North American sales. Given that your North American sales represented 63% of your consolidated net sales for 2016, please expand your disclosures to explain the reason(s) for the changes and why such changes did not yield the anticipated results.

Response:

North American sales decreased 23% to $58.20 million in the year ended December 31, 2016, compared to $75.45 million in 2015. We aggressively changed our product mix and our sales and marketing strategies with the aim of diversifying sales and improving margin in the long run. We sold high quality, higher-priced products while offering price discounts (which were deducted from gross sales when we recorded our revenues) during our promotion period, which lasted throughout the second and third quarter of 2016. The strategy resulted in a 17% increase in average unit selling price of our sales, while resulting a 32% decrease in our units sold, in 2016 as compared to 2015. We continued to increase marketing efforts in the U.S. markets while maintaining our marketing efforts and existing customer base in Europe.

•
We note from pages 24 and F-13 that amounts for product returns, customer discounts cost for the replacement parts were “immaterial” in both 2016 and 2015. However, your disclosures related to the significant decrease in your North American sales as noted above would appear to suggest that offering discounts was a factor that materially impacted your results of operations for the period presented. Please help reconcile this apparent inconsistency between your disclosures. Please address your accounting for sales discounts and expand your disclosures to include your accounting policy for such sales discounts and quantify the amounts recognized for each of the periods presented.

Response:

On page 24 and F-13, we indicated “our sales policy allows for the return of product within the warranty period if the product is defective and the defects are our fault.  As alternatives for the product return option, the customers have options of asking a discount from us for the products with quality issues or receiving replacement parts from us at no cost. The amount for return of products, the discount provided to the customers and cost for the replacement parts were immaterial for the years ended December 31, 2016 and 2015.” For this type of the customer discount, it only applies if the product that we sold is defective or the defect of product is our fault, then the customers have an option to ask a discount from us or receive product replacement. For 2016 and 2015, the customer discounts for defective products which included in cost of goods sold were $18,451 and $14,588, respectively.

For the discounts that we discussed in our MD&A are the price discounts that we provided for our new products in order to stimulate sales of new products. This type of selling price discount was already deducted from gross sales when we recorded our revenues.

•
We note the same explanation above is provided for the 27% decrease in North American sales in the first quarter of 2017 (page 25 of the March 31, 2017 Form 10-Q). It is unclear how discounts provided in the second and third quarters of 2016 would contribute to the change in North American sales between the first quarters of 2017 and 2016. Please address or revise as applicable.

Response:

The $4.41 million decrease in net sales in the three months ended March 31, 2017, compared to the same period of 2016, was mainly due to decreased sales to North America and Europe.  North American sales decreased 27% to $12.53 million in the three months ended March 31, 2017, compared to $17.22 million in the same period of 2016. We aggressively changed our product mix and our sales and marketing strategies with the aim of diversifying sales and improving margin in the long run. We sold high quality, higher-priced products while offering price discounts (which were deducted from gross sales when we recorded our revenues) during our promotion period, which lasted throughout the second and third quarter of 2016. The strategy resulted in an 18% increase in average unit selling price of our sales, while resulting a 46% decrease in our units sold, in the first quarter of 2017 as compared to the same period in 2016. We continued to increase marketing efforts in the U.S. markets while maintaining our marketing efforts and existing customer base in Europe.

Note 5 – Advance to Suppliers, page F-21

8.          We note your advance to suppliers’ balances of $21,114,676 and $13,669,752 as of March 31, 2017 and December 31, 2016, respectively, increased significantly when compared to the $7,936,141 outstanding as of December 31, 2015. Please expand your disclosures to address your accounting policy related to your advances to suppliers. Please ensure your expanded disclosures discuss the nature of these supplier prepayments, specifically addressing the typical time it takes to receive delivery of these products and how the Company considers the need for a reserve if any when there is a risk that such products may not be delivered. In regards to each of the periods presented, please expand to discuss the underlying reasons for the sudden increase in your advances to suppliers and whether any known material trends exist that are impacting your results of operations. Finally please tell us how much of the advances to suppliers at December 31, 2016 and March 31, 2017 have been subsequently delivered.

Response:

Our accounting policy related to advance to suppliers is: it is reported net of allowance when the Company determines that amounts outstanding are not likely to be collected in cash or utilized against purchase of inventories. Based on our historical record and actual practice, we always received goods within 5 to 9 months from the date the advance payment is made. As such, no reserve on supplier prepayments had been made or recorded by us. Any provisions for allowance for advance to suppliers, if deemed necessary, will be included in selling, and administrative expenses in the consolidated statement of income.

We will provide such additional disclosure on our accounting policy related to advances to suppliers in our future filings.

The nature of these supplier prepayments is the payment that is made for goods before we actually receive them. The balances of advances to suppliers have kept increasing in order to secure our purchasing power over new materials and priority position of our production lines with our suppliers, especially when we are introducing eight new product lines in 2017. Also, the decision for such advances is to establish long term relationship with our suppliers.

With the tighten regulations and enforcement on environmental issues in recent years in China where our suppliers are located, many factories have been affected with limited production hours. These advances can secure our products being treated as priorities and lock in the raw material prices with our suppliers. We do not foresee additional risk with the increase of the advances as we have contracts with the suppliers and our QC team is on site to monitor daily production of our suppliers. Based on our past experience, all products and projects have been delivered as promised with the existing suppliers.

For a brand new product, the normal lead time from new product R&D, prototype, mass production to delivery of goods from our suppliers to us is approximately six to nine months after we make advance payments to our suppliers. For other products, the typical time is five months after our advance payment. The Company will consider the need for a reserve when any suppliers fail to fulfill the orders within the time frame as stipulated in the purchase contracts.

In addition, the Company noticed the increasing demands in antique home furnishing and decorating market such as reclaimed wood flooring and one of the kind antique furniture. Due to the nature of antique furnishing business, funds are required up front in order for suppliers to source and secure these products whenever they are available in the market.

As of July 31, 2017, $13,669,300, or almost 100%, of our advance to suppliers outstanding at December 31, 2016 had been delivered to us in the form of inventory purchase.

As of July 31, 2017, $14,083,110, or 67%, of our advance to suppliers outstanding at March 31, 2017 had been delivered to us in the form of inventory purchase.

The remaining balance of $7,031,566 advance to suppliers outstanding at March 31, 2017 is expected to be delivered to us in the third and fourth quarters of 2017.

We will provide such additional disclosure related to advances to suppliers in our future filings.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please email me at Tawny_lam@novalifestyle.com or our counsel Mr. Jeffrey Li at jli@gsblaw.com or Ms. Chelsea Anderson at CAnderson@gsblaw.com.

Very truly yours,

/s/ Tawny Lam
Tawny Lam
Chairperson, President and Chief Executive Officer of Nova Lifestyle, Inc.

cc:           Jeffery Chuang, Chief Financial Officer, Nova LifeStyle, Inc.
Jeffrey Li, Esq.
Chelsea Anderson, Esq.